UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE

CORPORATION LIMITED

(exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

7/FL. B, No. 132, Sec. 3

Min-Sheng East Road

Taipei, 105, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 99.1, please find a press release issued by the Registrant on December 17, 2015, reporting certain unaudited consolidated financial results for the nine months ended September 30, 2015.

Exhibit 99.1	Press Release, dated December 17, 2015, reporting certain unaudited consolidated financial results for the nine months ended September 30, 2015.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED

	By:	/s/ Ivan Hsia
	Name:	Ivan Hsia
	Title:	Chief Financial Officer

Date: December 28, 2015